Exhibit 99.6

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	12:20 10-Nov-05

RNS Number:9478T
Wolseley PLC
10 November 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILTIES AND CONNECTED PERSONS

Wolseley plc confirms that Mr M J White, who is the Group Company Secretary and Counsel, exercised the under-noted share options under the terms of the Wolseley 1984 and 1989 Executive Share Option Schemes and subsequently sold 15,362 shares at a price of 1196p per share.

Director's Name	No. of options	Exercise price	Date of
	exercised	per share (in pence)	transaction

Mr M J White	20,000	543.00p	10.11.2005

As a result of the above transaction, Mr White now holds 4,638 ordinary shares in the Company.

FURTHER INFORMATION:

Wolseley plc
Tel: 0118 929 8700

Guy Stainer – Head of Investor Relations
Penny Studholme – Director of Corporate Communications

ends

This information is provided by RNS
The company news service from the London Stock Exchange